Appendix 3Y
Change of Director’s Interest Notice

Exhibit 99.1

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter Donald Macdonald

Date of last notice	21 November 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	3,600 direct interest 380 indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	190 CUFS registered holder Deirdre Macdonald (in trust for son Liam Macdonald) 190 CUFS registered holder Deirdre Macdonald (in trust for son Rory Macdonald)

Date of change	11 March 2004

No. of securities held prior to change	425,000 fully paid shares/CUFS 3,774,000 options

Class	Shares/ CUFS

Number acquired	3,980

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$27,062.66 (on market purchase)

No. of securities held after change	428,980 Fully paid shares/CUFS 3,774,000 options

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+    See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002